555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
July 28, 2022	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
VIA EDGAR TRANSMISSION	Hamburg	Shanghai
	Hong Kong	Silicon Valley
Division of Corporation Finance	Houston	Singapore
Office of Technology	London	Tel Aviv
U.S. Securities and Exchange Commission	Los Angeles	Tokyo
100 F Street, N.E.	Madrid	Washington, D.C.
Washington, DC 20549
Attention: Inessa Kessman and Robert Littlepage

Re:	Beasley Broadcast Group, Inc.

Form 8-K filed May 9, 2022

Response filed July 15, 2022

File No. 000-29253

Dear Ms. Kessman and Mr. Littlepage:

On behalf of our client, Beasley Broadcast Group, Inc. (the “Company”), this letter is in response to the letter dated July 26, 2022, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above-referenced Current Report on Form 8-K and the Company’s response on July 15, 2022, to the Staff’s letter dated June 16, 2022.

The Staff’s comment is set forth below in bold, followed by the Company’s response to the comment.

Form 8-K filed May 9, 2022

Exhibit 99.1, page 6

1.

We note your response to comment two. Please confirm that in your reconciliations of Free Cash Flow, you will begin with the most comparable GAAP measure, net cash provided by (used in) operating activities.

To the extent the Company uses a non-GAAP measure called free cash flow in future filings, the Company confirms that its reconciliations of free cash flow will begin with the most directly comparable GAAP financial measure, net cash provided by (used in) operating activities.

*    *    *    *    *    *

July 28, 2022

Please contact me at (202) 637-2332 if you have any questions regarding this matter.

Sincerely,

/s/ Brian D. Miller
Brian D. Miller
of LATHAM & WATKINS LLP

cc:	Caroline Beasley, Chief Executive Officer

Marie Tedesco, Chief Financial Officer

Chris Ornelas, Executive Vice President and General Counsel

2